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                                                                      EXHIBIT 99

                                  RISK FACTORS

Competition. The sale of cellular and paging services in each of the markets of AirTouch Communications, Inc. ("AirTouch") has become increasingly competitive. In the United States, where AirTouch previously had one cellular competitor in each market, AirTouch in the near future will face up to eight wireless competitors due to the introduction of broadband PCS on frequencies recently auctioned by the FCC and specialized mobile radio ("SMR") services on existing SMR frequencies. PCS providers have already begun service in select markets in the United States, and competitors are expected to begin offering PCS services in most of AirTouch's markets between late 1996 and early 1997. One SMR operator is currently offering digital SMR service in the Los Angeles and San Francisco markets and has announced plans to construct a nationwide system with its partners that would offer service in several of AirTouch's other cellular markets. Depending on voice quality, system reliability, system coverage, product offerings, marketing techniques and pricing, such services may be competitive with AirTouch's cellular service. The Telecommunications Act of 1996 may have removed certain restrictions on the ability of AirTouch's competitors to offer as a single package a variety of services, such as wireless voice and data, paging, long-distance, local landline and cable services, some of which AirTouch does not currently provide. Increased competition could result in pricing pressure, which contributes to lower revenues per customer, and higher customer acquisition costs resulting in lower profit margins.

There is also significant competition in AirTouch's international markets. For example, AirTouch's ventures in Germany and Sweden currently face competition from two other providers, as will its venture in Poland once it commences service. In Japan there are as many as four cellular licensees and three Personal Handy Phone licensees in certain regions. Government-operated cellular systems in these and other countries have become increasingly competitive with privately operated systems. In addition, it is expected that additional licenses will be issued in many of the markets in which AirTouch and its ventures provide services. For instance, it is expected that the German government will issue an additional 1800 MHz cellular license in 1997 or 1998.

Technology. The operations of AirTouch and its ventures depend in part upon the successful deployment of continuously evolving wireless communications technologies. AirTouch licenses technologies from a number of vendors and makes significant capital expenditures in connection with the deployment of such technologies. There can be no assurance that such technologies will be developed according to anticipated schedules, that they will perform according to expectations or that they will achieve commercial acceptance. AirTouch may be required to make more capital expenditures than is currently expected if vendors fail to meet anticipated schedules, if a technology's performance falls short of expectations, or if commercial acceptance is not achieved.

Regulation. The licensing, construction, operation, sale and acquisition of wireless systems, as well as the number of competitors permitted in each market, are regulated in the United States by the FCC and by its counterparts in other countries. In addition, certain aspects of AirTouch's domestic wireless operations may be subject to public utility regulation in the state in which service is provided and to local regulations. Frequently, regulatory consent is necessary for the change in ownership of licenses. The location and construction of transmitter towers, antennas and equipment shelters are often subject to state or local zoning, land use and other local regulation. The California Public Utilities Commission ("CPUC") is investigating whether California cellular
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carriers have complied with rules regarding the filing of applications and permits to locate and construct cell sites, although no formal allegations of wrongdoing have been made against AirTouch. However, no assurance can be given that the outcome of such investigation or other regulatory determinations or changes by federal, state or foreign governmental authorities will not have an adverse effect on AirTouch's business. In connection with the Telecommunications Act of 1996, the FCC is expected to conduct more than 80 rulemaking proceedings during 1996. The outcome of these proceedings could have a material effect on AirTouch's operations.

AirTouch's international and domestic wireless licenses are granted for specific periods of time. The most significant domestic cellular and paging licenses are granted for a period of ten years. AirTouch believes that each of its expiring domestic licenses will be renewed based upon its prior experience with expired licenses and upon FCC rules establishing a presumption in favor of licensees that have substantially complied with their regulatory obligations during the initial license period. However, there can be no assurance that any domestic or international license will be renewed.

Future Funding Requirements. AirTouch expects that its existing domestic cellular operations will require significant amounts of capital in 1996 and future years, as will the construction of the 11 PCS systems by PrimeCo Personal Communications, L.P. ("PCS PrimeCo"), AirTouch's PCS partnership with Bell Atlantic Corporation ("Bell Atlantic"), NYNEX Corporation ("NYNEX"), and U S WEST, Inc. ("U S WEST"). In addition, the construction of cellular systems in international markets where AirTouch's consortia have been awarded licenses within the past several years will require substantial capital contributions by AirTouch. To meet its financing needs, including with respect to the funding of the cash consideration in the Merger, AirTouch currently has a $2 billion committed revolving credit facility, has the ability to sell commercial paper in aggregate amounts available for borrowing under the committed revolving credit facility, and is conducting a $650 million debt offering under its shelf registration statement filed with the SEC for potential debt and/or equity proceeds of $2 billion. While AirTouch will apply its operating cash flow and borrowings under its existing credit facilities to the commitments described above, these obligations, as well as any additional obligations arising from AirTouch's pursuit of acquisitions and other new opportunities, will require AirTouch to seek additional sources of financing in the next few years. AirTouch believes that it will be able to access these sources on terms and in amounts that will be adequate to accomplish its objectives, although there can be no assurance that such will be the case. AirTouch's senior unsecured long-term debt has been assigned an implied rating of BBB+ by Standard & Poor's Ratings Group and a rating of Baa2 by Moody's Investors Service, Inc. and its commercial paper has been assigned a rating of A-2 by Standard & Poor's and P-2 by Moody's, based in part upon each agency's respective analysis of the expected future financial performance of AirTouch. These ratings may be revised or withdrawn by the rating agency at any time, and there can be no assurance that AirTouch will be able to maintain such ratings.

Dilution of Operating Results. Over the past several years, AirTouch's consortia were awarded digital cellular licenses in India, Italy, Japan, Poland, South Korea and Spain, and AirTouch is continuing to pursue new opportunities in international markets. In March 1995, PCS PrimeCo was awarded eleven 30 MHz licenses in the FCC's broadband PCS auctions for a license cost of approximately $1.1 billion. AirTouch's indirect interest in PCS PrimeCo is currently 25%, but will increase upon the contribution by U S WEST and AirTouch of their respective interests in PCS PrimeCo to their cellular joint venture. As a result of costs associated with the foregoing

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international and domestic system deployments, AirTouch investments will incur losses which will, at least in the near term, have a dilutive effect on AirTouch's earnings.

Antitrust Proceedings. AirTouch believes that its cellular pricing and marketing practices were and are in compliance with antitrust laws. AirTouch, however, is a defendant in a number of class action complaints with respect to its Los Angeles, San Francisco and San Diego operations, which allege that AirTouch conspired to fix retail and wholesale cellular prices. AirTouch does not believe that the class actions, if adversely decided, would have a material adverse effect on its financial condition. No assurance can be given as to the foregoing, however, or that any disposition of these proceedings, if adverse to AirTouch, might not materially adversely affect AirTouch's results of operations in the year of such disposition.

Implications of Licensee Ownership Structure. AirTouch holds most of its domestic cellular properties and its domestic broadband PCS properties through partnership interests, a number of which are controlling interests. Upon the contribution of certain of AirTouch's domestic cellular properties to its joint venture with U S WEST, control over such properties will, to a certain extent, be shared with U S WEST. In addition, AirTouch's interest in international wireless licenses are held almost exclusively through foreign entities in which AirTouch is a significant, but not controlling, owner. Under the governing documents for certain of these partnerships and corporations, certain key matters such as the approval of business plans and decisions as to the timing and amount of cash distributions may not be approved without the consent of AirTouch's partners, or may be approved without the consent of AirTouch. Although AirTouch has not been materially impeded by the nature of its wireless ownership interests from pursuing its corporate objectives, no assurance can be given that it will not experience difficulty in this regard in the future. AirTouch may enter into similar arrangements as it participates in consortia "formed" or "organized" to pursue additional wireless opportunities.

Fluctuations in the Value of Wireless Licenses. A substantial portion of AirTouch's assets consists of interests in entities holding cellular licenses, the value of which will depend upon the success of the operations of such entities and the growth and future direction of the cellular industry generally. Values of licenses also have been affected by fluctuations in the level of supply and demand for such licenses. In addition, the infrequency with which licenses are traded or sold may increase the difficulty of establishing values for AirTouch's license interests. Any transfer of control of an entity holding a domestic license is subject to prior FCC (and possibly state regulatory) approval. Analogous governmental approvals are required for transfers of interests in foreign licenses. Where licenses are held by partnerships or foreign corporations, transfers of ownership interests in such entities are often subject to contractual restrictions.

AirTouch believes that future international cellular opportunities will arise primarily through awards by developing countries, where operating and political risks may be greater and potential returns lower than in countries in which AirTouch currently has investments. In addition, investment returns from acquisitions of interests in existing entities holding wireless licenses or from licenses acquired through actions may be lower than those resulting from AirTouch's early license awards because of the substantial purchase prices required to acquire such interests.

Exchange Rate Fluctuations. Foreign currency exchange rates are increasingly material to AirTouch's results of operations. AirTouch evaluates the risk of significant exchange rate volatility and its ability to hedge as part of its decision whether to pursue an international opportunity. A significant weakening against the dollar of the currency of a country where
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AirTouch generates revenues or earnings may adversely affect AirTouch's results, while any weakening of the dollar against such currency could have an adverse effect if AirTouch is obligated to make significant foreign currency denominated capital investments in such country. AirTouch attempts to mitigate the effect of foreign currency fluctuations through the use of foreign currency contracts and foreign denominated credit arrangements. There can be no assurance that AirTouch will be successful in its foreign currency hedging efforts.

Radio Frequency Emission Concerns: Media reports have suggested that certain radio frequency ("RF") emissions from portable cellular telephones might be linked to cancer. AirTouch has collected and reviewed relevant scientific information and, based on such information, is not aware of any credible evidence linking the usage of portable cellular telephones with cancer. The FCC currently has a rulemaking proceeding pending to update the guidelines and methods it uses for evaluating RF emissions in radio equipment, including cellular telephones. While the proposal would impose more restrictive standards on RF emissions from low-power devices such as portable cellular telephones, it is anticipated that all cellular telephones currently marketed and in use will comply with those standards. The Telecommunications Act of 1996 requires that the FCC complete action in that rulemaking proceeding within 180 days after February 7, 1996. Additional concerns have been expressed about the safety of emissions from cellular facilities which transmit calls to customers telephone handsets. AirTouch's facilities are licensed by the FCC and comply with the exposure levels set by the FCC. The Telecommunications Act of 1996 provides that state and local governments may not regulate the placement, construction or modification of personal wireless service facilities on the basis of the environmental effects of RF emissions as long as such facilities comply with the FCC's regulations concerning such emissions. However, local authorities still have jurisdiction over zoning and permitting of such facilities.

Fraud. The cellular industry continues to be subject to fraudulent activity. Cloning, which is one form of such fraud, refers to the use of scanners and other electronic devices to illegally obtain telephone numbers and electronic serial numbers during cellular transmission. These stolen telephone and serial number combinations can be programmed into a cellular phone and used to obtain fraudulent access to cellular networks. Roaming fraud occurs when a phone programmed with a number stolen from AirTouch's customer is used to place fraudulent calls from another carrier's market, resulting in a roaming fee charged to AirTouch that cannot be collected from the customer. AirTouch is working to reduce the negative impacts of fraud through investment in new technologies and the deployment of other measures. In its own markets, AirTouch has had significant success in detecting and reducing fraudulent usage of numbers stolen from AirTouch's customers. However, AirTouch continues to experience significant levels of roaming fraud. The cost of cellular fraud could have a significant impact on AirTouch's operating results for the foreseeable future.

Economic Fluctuations. AirTouch's performance is affected by the general condition of the economy with demand for wireless services and the amount of cellular use tending to decline when economic growth and retail activity decline. It is not possible for AirTouch to accurately predict economic fluctuations and the impact of such fluctuations on its performance.